

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2021

Andreas Typaldos
Chief Executive Officer
Petra Acquisition, Inc.
5 West 21st Street
New York, NY 10010

> **Re: Petra Acquisition Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 4, 2021**
> **File No. 333-259638**

Dear Mr. Typaldos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1. We note your response to prior comment 1. Please revise your cover page to disclose the ownership percentages of the Sponsor and Insiders, the Public Stockholders and the existing holders of Revelation's stock in the combined company.

<u>Q. Did the Board obtain a third-party valuation or fairness opinion in determining whether or not
to proceed with the Business Combination?, page 8</u>

2.   Please revise to address the following:
        •   Clarify that the Petra Board approved the business combination agreement prior to
            receipt of the fairness opinion.
        •   Quantify the deferred underwriting, Business Combination, and other fees payable to
            LifeSci Capital upon merger consummation.
        •   Disclose LifeSci's ownership stake in Revelation.

        In addition, add a separate Question and Answer immediately following the existing one
        to highlight and explain that LifeSci negotiated the terms of the business combination
        agreement on behalf of Petra notwithstanding interests different from or in addition
        to those held by other Petra stockholders. With reference to the disclosure on page 107,
        the Q&A should explain that LifeSci negotiated with Revelation concerning the amount of
        LifeSci's deferred underwriting fee at the same time that LifeSci and Revelation were
        negotiating Revelation's valuation for purposes of determining how much equity would be
        allocated to the parties in the business combination.

<u>Summary of the Proxy Statement/Prospectus</u>
<u>Petra's Reasons for the Business Combination, page 21</u>

3.   We note your response to prior comment 10 and re-issue. The risks described beginning
        on page 22 are primarily risks related to the business combination process and COVID-19
        and are not risks or uncertainties that are specific to Revelation and its business. Based on
        your response letter and in particular your statement that the risks related to Revelation
        that Petra's board of directors considered are set forth beginning on page 22 of the
        document, it appears that Petra's board of directors did not consider risks unique to
        Revelation and its business in making its decision to approve the Business Combination.
        Accordingly, please revise your disclosure here and on page 110 to clarify, if true, that
        Petra's board of directors did not evaluate risks that were specific and unique to
        Revelation in making its decision to approve the Business Combination.

        Please also revise your disclosure here and on page 110 to disclose the material risks to
        unaffiliated investors presented by taking the company public through a merger rather
        than an underwritten offering.

4.   We note your statements here and pages 109 and 152 indicating that data from REVDx-
        501 correlate well with PCR for SARS-CoV-2. Please revise to reflect your disclosure on
        page 169 which indicates that REVDx-501 returned numerous positive tests from test
        samples that were PCR negative.

Revelation's Reasons for the Business Combination, page 23

5. We note your response to prior comment 7. Please revise your disclosure in this section to clarify, if true, that the pro forma enterprise value of approximately $128M considered by Revelation excluded pro forma cash, including any funds from the trust account.

6. Please revise here and in the Background of the Business Combination section to explain why Revelation discontinued its pursuit of the initial public offering in favor of a business combination with a SPAC entity, particularly given your disclosures that Revelation received preliminary indications of interest from new institutional investors at valuations ranging from $120 million to $150 million. Also, revise to clarify what type of initial public offering was pursued (e.g., firm commitment, best efforts, etc.).

Risk Factors
The Proposed Charter provides..., page 69

7. Please revise this risk factor to reflect your disclosure elsewhere in the proxy statement/prospectus that your Delaware exclusive forum provision will not apply to suits brought to enforce a duty or liability arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please also revise to reflect your discussion elsewhere in the proxy statement/prospectus that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, please revise to address any risks and impact on investors, such as increased costs to bring a claim and that that these provisions can discourage claims or limit inventors' ability to bring a claim in a judicial forum that they find favorable.

Unaudited Pro Forma Combined Condensed Financial Inormation
Unaudited Pro Forma Combined Condensed Balance Sheet, page 94

8. Please revise the adjustments in Notes (C) and (D) in the unaudited pro forma combined balance sheet since the adjustments do not appear to be included in the correct line based on the explanation in the Notes.

Background of the Business Combination, page 104

9. With reference to the May 17 entry, please identify the Petra board members who were informed of the potential conflicts of interest. With reference to your disclosure on page 110 indicating that Petra directors reviewed and considered LifeSci's interests "during the negotiations," discuss how the Petra Board, or the informed board members, reviewed these interests and what measures, if any, they considered to mitigate the potential impacts that LifeSci's conflicts could have on future negotiations. In particular, specifically discuss whether the Board considered discontinuing LifeSci's involvement in the merger negotiations.

Opinion of the Petra Financial Advisor, page 110

10. We note your response to prior comment 22 and your statement that Scalar did not rely on financial projections in connection with delivering its fairness opinion. Please reconcile this response with your disclosure from page 111 which indicates the following: "With respect to the financial projections referred to above and any other forecasts or forward looking information, Scalar assumed, at the direction of the management of Petra, that such projections, forecasts and information were reasonably prepared and reflected the best then available estimates and good faith judgments of the matters covered thereby." With reference to Annex D-1, also revise to identify the "internal financial statements" reviewed by Scalar and, irrespective of reliance, revise to clarify whether Scalar received financial projections prepared by either Petra or Revelation.

11. We note that Scalar's opinion indicates that the "Merger Consideration is fair, from a financial point of view, to Petra as of September 17, 2021." We also note; however, that your disclosures on pages 146 and 241, and your Form S-1 IPO prospectus disclosures, represent that a fairness opinion would address fairness viewed from the standpoint of Petra's "unaffiliated stockholders." In light of these disclosures, please tell us what consideration the Petra Board has given to the adequacy of Scalar's September 17 opinion for purposes of consummating the business combination.

Executive Officers and Directors of Revelation
Voting Agreements, page 194

12. We note your response to prior comment 30. Please revise your description of the AXA Voting Agreement in this section to clarify, if true, that the agreement will terminate upon the consummation of the Business Combination, as indicated in your response letter.

Certain Relationships and Related Person Transactions, page 239

13. We note your response to prior comment 31 and re-issue. Please revise this section to disclose the valuations accorded to Revelation in December 2020, May 2020 and January 2021 when LifeSci made its investments.

Andreas Typaldos
Petra Acquisition, Inc.
November 26, 2021
Page 5

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alex Weniger-Araujo